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                           May 22, 2020

       David Lomas
       Chief Financial Officer
       Digicel Group 0.5 Limited
       Clarendon House
       2 Church Street
       Hamilton HM 11
       Bermuda

                                                        Re: Digicel Group 0.5
Limited
                                                            Application for
Qualification of Indenture on Form T-3
                                                            Filed May 14, 2020
                                                            File No. 022-29085

       Dear Mr. Lomas:

               This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

              Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
C. Foland at (202) 551-6711 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Shane Tintle